EXHIBIT 99.1

Golar entered into 20-year agreements for 5.95mtpa nameplate capacity in Argentina – one of the world’s largest FLNG development projects.

Golar LNG Limited (“GLNG”, “Golar” or “the Company”) is pleased to announce the Final Investment Decision (“FID”) and fulfilment of all conditions precedent for the 20-year re-deployment charter of the FLNG Hilli Episeyo (“FLNG Hilli” or “Hilli”), first announced on July 5, 2024. The vessel will be chartered to Southern Energy S.A. (“SESA”), offshore Argentina. In addition, Golar and SESA have signed definitive agreements for a 20-year charter for the MKII FLNG, currently under conversion at CIMC Raffles shipyard in Yantai, China. The MKII FLNG charter remains subject to FID and the same regulatory approvals as granted to the FLNG Hilli project, expected within 2025.

Key commercial terms for the respective 20-year charter agreements include:

  FLNG Hilli (nameplate capacity of 2.45 MTPA): Expected contract start-up in 2027, net charter hire to Golar of US$ 285 million per year, plus a commodity linked tariff component of 25% of Free on Board (“FOB”) prices in excess of US$ 8/mmbtu.
  MKII FLNG (nameplate capacity of 3.5 MTPA): Expected contract start-up in 2028, net charter hire to Golar of US$ 400 million per year, plus a commodity linked tariff component of 25% of FOB prices in excess of US$ 8/mmbtu.

The two FLNG agreements are expected to add US$ 13.7 billion in earnings backlog to Golar over 20 years, before adjustments (based on US-CPI) to the charter hire and before commodity linked tariff upside. For every US$ 1/mmbtu above the US$ 8/mmbtu, the total upside for Golar will be approximately US$ 100 million when both FLNGs are in operation. Subject to a 3-year notice and payment of a fee, SESA may reduce the term of the agreement to 12 years for the FLNG Hilli and to 15 years for the MKII FLNG.

The commodity linked tariff component is upside oriented. Golar will make 25% of realized FOB prices above a threshold of US$ 8/mmbtu, with no cap to the upside for gas prices. Golar has also agreed to a mechanism where the charter hire can be partially reduced for FOB prices below US$ 7.5/mmbtu down to a floor of US$ 6/mmbtu. Under this mechanism, the maximum accumulated discount over the life of both contracts has a cap of US$ 210 million, and any outstanding discounted charter hire amounts will be repaid through an additional upside sharing if FOB prices return to levels above US$ 7.5/mmbtu. Golar is not exposed to further downside in the commodity linked FLNG charter mechanism.

SESA is a company formed to enable LNG exports from Argentina. SESA is owned by a consortium of leading Argentinian gas producers including Pan American Energy (30%), YPF (25%), Pampa Energia (20%) and Harbour Energy (15%), as well as Golar (10%). The gas producers have committed to supply their pro-rata share of natural gas to the FLNGs under Gas Sales Agreements (“GSA”) at a fixed price per mmbtu before adjustments (based on US-CPI). Golar’s 10% shareholding in SESA provides additional commodity exposure.

The project has received the full support of the National and Provincial Governments in Argentina that granted all necessary approvals including (i) the first ever unrestricted 30-year LNG export authorization in Argentina; (ii) qualification for the Incentive Regime for Large Investments (“RIGI”); and (iii) provincial approval by the province of Río Negro for the offshore and onshore Environmental Impact Assessments for FLNG Hilli.

The FLNGs will be located in close proximity of each other, offshore in the Gulf of San Matias Gulf in the province of Rio Negro, Argentina. The vessels will monetize gas from the Vaca Muerta formation, the world’s second largest shale gas resource, located onshore in the province of Neuquen, Argentina. FLNG Hilli will initially utilize spare volumes from the existing pipeline network. SESA intends to facilitate for a dedicated pipeline to be constructed from Vaca Muerta to the Gulf of San Matias to serve gas supply to the FLNGs. The project expects to benefit from significant operational efficiencies and synergies from two FLNGs in the same area.

Golar’s CEO, Karl Fredrik Staubo commented: “Golar is excited to partner with the leading gas producers in Argentina in establishing the country as an LNG exporter. The vast resources of the Vaca Muerta formation will provide the LNG market with a reliable long-term source of attractive LNG supplies, and a significant contribution to Argentina. For Golar, the project adds robust earnings backlog, attractive commodity upside potential in the FLNG tariff and strong partner alignment through our shareholding in SESA.”

About SESA:
Southern Energy S.A. is a company founded in 2024 for the purpose of LNG exports of Argentinian natural gas. SESA’s shareholders comprise Pan American Energy (30%), YPF (25%), Pampa Energia (20%), Harbour Energy (15%) and Golar LNG Ltd. (10%). SESA will be responsible for procuring natural gas from the domestic market, and facilitating the necessary infrastructure to bring the natural gas to the flange of the FLNGs in the Gulf of San Matias. SESA will also be responsible for the operations of the FLNGs with support from Golar, and for the marketing and sale of the LNG produced.

About Golar LNG Ltd:
Golar LNG Limited (“GLNG”) is a NASDAQ listed maritime LNG infrastructure company. Through its 79-year history, the company has pioneered maritime LNG infrastructure including the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Today Golar is a leading pure play FLNG company, and the only proven provider of FLNG as a service.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
2 May 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act